SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 18, 2002

Canadian National Railway Company
(Exact name of registrant as specified in its charter)

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[CN LOGO]	News
North America’s Railroad	FOR IMMEDIATE RELEASE
Stock symbols: TSX: CNR / NYSE: CN www.cn.ca

CN refinances US$1 billion revolving credit facility

MONTREAL, Dec. 18, 2002 — Canadian National announced today it has successfully refinanced its US$1 billion revolving credit facility for a three-year period with an international banking syndicate led by BMO Nesbitt Burns and J. P. Morgan Securities Inc.

The new committed credit facility is available for working capital and general corporate purposes at CN, including back-stopping the company’s commercial paper program. The new facility, containing customary terms and conditions, replaces CN’s current credit facilities, which are scheduled to expire in March 2003.

Claude Mongeau, CN’s executive vice-president and chief financial officer, said: “I am very pleased that CN has secured 3-year committed financing on favorable terms with a syndicate of leading domestic and international banks. The new facility is not only recognition of CN’s strong financial record and credit quality, but also a reflection of the syndicate’s confidence in our future performance. We appreciate the banks’ support.”

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman System Director, Media Relations (416) 217-6390	Robert Noorigian Vice-President, Investor Relations (514) 399-0052

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company (Registrant)
Date: December 18, 2002	By: /s/ Sean Finn Sean Finn Senior Vice-President, Chief Legal Officer Corporate Secretary